SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 25, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                                                              25th February 2005

Provalis plc

Notice of intent to terminate ADR program, to de-list from NASDAQ and to suspend SEC registration and reporting obligations

Provalis plc (LSE: PRO; NASDAQ: PVLS), the International Medical Diagnostics and Pharmaceuticals Group, announces that it intends to:

  Terminate its American Depositary Receipt (ADR) programme and its NASDAQ listing; and
  As soon as possible thereafter, suspend its registration and reporting obligations to the United States Securities and Exchange Commission (SEC)

Provalis has taken this decision following a careful review of the merits of the Company's secondary listing on NASDAQ. This review concluded that the significant costs and management time necessary to comply with additional requirements introduced by recent changes in United States securities laws, including the Sarbanes-Oxley Act of 2002, far outweighed the benefits of the listing. This action, which is expected to save the Group approximately $700,000 between now and 30th June 2006 and at least $400,000 in each year thereafter, should not cost more than $50,000.

The Company has been informed that there are presently 19 US residents registered as holding ordinary shares on the London Stock Exchange and approximately 930 US residents holding ADRs on NASDAQ. As at the end of January, the total ADR holding of these US residents represented just under 5.5m ordinary shares, or approximately 1.5% of Provalis' entire issued share capital. The average trading volume in Provalis' ADRs during 2004 was less than 12,000 per week.

Provalis may suspend its SEC registration and reporting obligations if the number of US residents who hold Provalis securities (either ADRs on NASDAQ or ordinary shares on the London Stock Exchange), directly or through nominees, falls below 300.

In order to reduce the number of US residents holding Provalis securities to less than 300, Provalis intends to implement the following as soon as possible:

  Give written notice of termination of Provalis' ADR programme, effective in 90 days;
  Upon the termination of the programme at the end of this 90-day notice period, no further transfers of ADRs will be permitted and trading of ADRs on NASDAQ will cease; as a consequence, there will be no liquid trading market for the sale or purchase of Provalis ADRs;
  Holders of any ADRs which remained outstanding would then have 2 months in which to surrender their ADRs in return for Provalis ordinary shares, subject to payment by the holder of a cancellation fee;
  Any ADR holders that surrender their ADRs in return for Provalis ordinary shares would subsequently hold and trade the ordinary shares on the London Stock Exchange; and
  On the expiry of this 2 month period, the ordinary shares underlying any remaining outstanding ADRs would be sold by the Bank of New York (the provider of Provalis' ADR programme) on the open market, with the sale proceeds distributed to the ADR holders in cash.

Provalis intends to give holders of its ADRs formal written notice of the termination of the ADR programme by no later than 31st March 2005. That notice will explain in detail the process for termination of the ADR programme and the steps to be taken by holders of ADRs.

Provalis believes that few ADR holders are likely to surrender their ADRs for ordinary shares. Consequently, the probable result of the process described above is that most holders of its ADRs will receive cash for their ADRs shortly after the sale of the underlying ordinary shares by the Bank of New York and will therefore cease to hold Provalis securities.

Provalis expects, therefore, that this will result in the number of US residents holding Provalis securities falling below 300. Should this be the result, Provalis will as soon as is practicable terminate the US registration of its securities under Section 12 of the Securities Exchange Act of 1934 (the Exchange Act) and suspend its reporting obligations under Section 15 of the Exchange Act. As a result of these actions, Provalis would no longer be required to file periodic or current reports with the SEC, or to comply with the requirements of the Sarbanes-Oxley Act of 2002. Provalis believes that such deregistration and suspension should take effect before 31st August 2005.

Provalis also intends to propose resolutions at its Annual General Meeting to be held later this year to introduce changes to Provalis' Articles of Association that will, in effect:

  Limit the number of US residents permitted as holders of Provalis ordinary shares to less than 300 (or such other number as would ensure that Provalis' SEC registration and reporting requirements are not reinstated); and
  Give Provalis the power to compel the involuntary sale by US residents of their holdings of ordinary shares to the extent necessary to accomplish this result.

The text of the proposed amendments to Provalis' Articles of Association and detailed information concerning the amendments will be provided in the Notice of the Annual General Meeting which will be given to holders of ordinary shares prior to the 2005 Annual General Meeting.

If these changes are approved at the Annual General Meeting, and if the number of US residents holding Provalis' securities had not already been reduced to less than 300, Provalis would exercise the powers granted by its amended Articles of Association to so reduce them. As soon as is practicable thereafter, Provalis would terminate its Exchange Act registration and suspend its SEC reporting requirements as described above. Provalis believes that, under this scenario, deregistration and suspension would take effect before the end of December 2005.

Once deregistration and suspension has taken effect (howsoever achieved), Provalis would exercise the powers resulting from the passing of resolutions referred to above to the extent necessary to ensure that the number of US residents holding its securities remains below 300, in order to avoid any future reinstatement of its SEC registration and reporting obligations.

Provalis' ordinary shares will remain listed on the London Stock Exchange and Provalis will continue to fulfil its registration and reporting obligations to the UK Listing Authority and the London Stock Exchange.

Commenting on this announcement, Frank Harding, Chairman of Provalis plc, said: "As a UK listed company, Provalis complies fully with UK listing rules and applicable regulations. Complying with the additional US obligations is a significant and on-going burden on our finances and our management time and outweighs the benefit of our US listing. We believe that this deregistration and suspension of SEC reporting requirements will save the Group approximately $700,000 between now and 30th June 2006 and at least $400,000 in each year thereafter. As such, there is a real commercial benefit in implementing this proposal as soon as possible."

END

Visit Provalis' Revised Website at http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others, the possibilities that a greater than expected number of holders of Provalis' ADRs may elect to surrender them for ordinary shares, such that SEC deregistration may not be feasible; that the holders of ordinary shares may not approve the proposed amendments to the company's Articles of Association at its 2005 Annual General Meeting; and that the cost savings realized from the withdrawal of the company from the US regulatory scheme may be less than anticipated. Other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc                                                                                                                                                                                Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc                                                                                                                                                                                      Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc                                                                                                                                                                              Tel: 01244 833402
Lisa Baderoon, Buchanan Communications                                                                                                                                                                                             Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it™ A1c and Glycosal®, both diabetes diagnostic tests, and Osteosal®, a diagnostic test for osteoporosis.
  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology..

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   February 25, 2005